SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   Under the Securities Exchange Act of 1934


                          VESTA INSURANCE GROUP, INC.
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                               (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.01 PER SHARE
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                        (Title of Class of Securities)


                                   925391104
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                                (CUSIP Number)

                                   Gary Katz
                              DSC Advisors, L.P.
                        153 East 53rd Street, 26th Fl.
                           New York, New York 10022
                           Telephone: (212) 521-5129
                           Facsimile: (212) 521-5127
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                With a copy to:
                              Lou R. Kling, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000


                               October 18, 2004
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            (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

         DSC Advisors, L.P.
         I.R.S. Identification No.:  38-3662495
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [ ]
                                                                       (b) [ ]

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3.       SEC USE ONLY

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4.       Source of Funds (See Instructions)

         AF
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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)
                                                                           [ ]
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6.       Citizenship or Place of Organization

         Delaware
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Number of                           7.      Sole Voting Power
Shares
Beneficially                                0
Owned by                           --------------------------------------------
Each                                8.      Shared Voting Power
Reporting
Person with                                 2,001,700
                                   --------------------------------------------
                                    9.      Sole Dispositive Power

                                            0
                                   --------------------------------------------
                                    10.     Shared Dispositive Power

                                            2,001,700
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         2,001,700
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                           [ ]
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13.      Percent of Class Represented by Amount in Row (11)

         5.5%
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14.      Type of Reporting Person (See Instructions)

         PN
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


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1.       Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

         Andrew G. Bluhm
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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                       (a) [ ]
                                                                       (b) [ ]
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3.       SEC USE ONLY

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4.       Source of Funds (See Instructions)

         AF
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5.       Check if Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)
                                                                           [ ]
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6.       Citizenship or Place of Organization

         U.S. Citizen
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Number of                           7.      Sole Voting Power
Shares
Beneficially                                0
Owned by                            -------------------------------------------
Each                                8.      Shared Voting Power
Reporting
Person with                                 2,001,700
                                    -------------------------------------------
                                    9.      Sole Dispositive Power

                                            0
                                    -------------------------------------------
                                    10.     Shared Dispositive Power

                                            2,001,700
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         2,001,700
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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                           [ ]
-------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11)

         5.5%
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14.      Type of Reporting Person (See Instructions)

         IN
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


Item 1. Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Vesta Insurance Group, Inc., a Delaware corporation (the "Company").

         The principal executive offices of the Company are located at 3760 River Run Drive, Birmingham, Alabama, 35243.


Item 2. Identity and Background.

         This Statement is being filed jointly on behalf of DSC Advisors, L.P. ("DSC"), a Delaware limited partnership, and Andrew G. Bluhm, the principal of DSC Advisors, L.L.C., a Delaware limited liability company which serves as the general partner of DSC (Mr. Bluhm, together with DSC, the "Reporting Persons"). The principal office of each of the Reporting Persons is located at 900 N. Michigan Avenue, Suite 1900, Chicago, Illinois 60611.

         The names, business addresses and present principal occupations or employment of the directors and executive officers of DSC are set forth on the attached Schedule I, which is incorporated herein by reference. Except as noted on Schedule I, all directors and executive officers of DSC, including Mr. Bluhm, are citizens of the United States.

         None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons identified on Schedule I hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the Reporting Persons have, during the last five years, been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. None of the persons identified on Schedule I hereto has, during the last five years, been a party to any civil proceeding as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration.

         In a series of transactions through October 26, 2004, the Reporting Persons acquired an aggregate of 2,001,700 shares of Common Stock of the Company through open-market purchases. The aggregate purchase price of the Common Stock covered by this Statement is $8,971,939.92 including brokerage fees and commissions. The purchase price was paid out of the capital provided by and on behalf of Delaware Street Capital Master Fund, L.P., a Cayman Islands exempted limited partnership ("DSC Master Fund"), of which DSC is the investment manager. DSC Master Fund holds the shares of Common Stock for the accounts of Delaware Street Capital L.P., a Delaware limited partnership, Delaware Street Capital II, L.P., a Delaware limited partnership and Delaware Street Capital Offshore, Ltd., a Cayman Islands exempted company. The information set forth below details the purchases of Common Stock made by the Reporting Persons within the last 60 days:

Date of Acquisition          Number of Shares Purchased     Price Per Share ($)

8/25/2004                            25,000                       4.4900
8/26/2004                            25,000                       4.4574
8/31/2004                            12,700                       4.7312
9/2/2004                            109,600                       4.4671
9/3/2004                             95,000                       4.8254
9/20/2004                            66,000                       4.4986
10/14/2004                           55,300                       4.2524
10/18/2004                          100,000                       4.0792
10/19/2004                           49,000                       4.2048
10/20/2004                           16,600                       4.1502
10/21/2004                           14,000                       4.3056
10/22/2004                           42,300                       4.2379
10/25/2004                           10,100                       4.2601
10/26/2004                           50,000                       4.3679


         The Reporting Persons did not borrow any funds in connection with the purchase of the Common Stock.


Item 4. Purpose of Transaction.

         The Reporting Persons have acquired the shares of Common Stock because they believe that recent and current trading prices do not adequately reflect the value of the underlying businesses and assets of the Company and that there is potential for substantial appreciation in the market value of the Common Stock.

         The Reporting Persons do not consider themselves to be passive investors and may, from time to time, hold discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations or capital structure of the Company as a means of enhancing shareholder value. In particular, the Reporting Persons believe that the Company should consider whether it should continue to maintain certain business segments that have been running at an operating loss and/or have generated an inadequate return on capital, including but not limited to the homeowners' insurance written in various northeastern states (referred to by the Company as its Northeast U.S. business) and the remaining standard automobile business line. Additionally, the Reporting Persons believe that the Company should dividend the shares of common stock in Affirmative Insurance Holdings, Inc. which are currently held directly by Vesta Insurance Group, Inc. as a means to realize value for its shareholders. Other than as set forth in the preceding sentences, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934, as amended. The Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could result in any of the types of transactions described in such subparagraphs, or any other transaction which the Reporting Persons believe could enhance shareholder value.

         The Reporting Persons intend to review on a regular basis their investment in the Company and reserve the right to acquire additional shares of the Common Stock, maintain its holdings at its current levels or dispose of all or some of the shares of Common Stock in the open market or through privately negotiated transactions.

         Pursuant to ss. 628.461(b), Florida Statutes, DSC and DSC Master Fund each filed a Disclaimer of Affiliation and Control affidavit and a notice of the acquisition of greater than five percent (5%) of the outstanding shares of Common Stock with the Florida Department of Insurance on October 22, 2004. The Reporting Persons may make additional purchases of shares of Common Stock at their discretion from time to time without making additional filings with the Florida Department of Insurance, so long as such purchases do not result in DSC and DSC Master Fund owning, in the aggregate, ten percent (10%) or more of the issued and outstanding shares of Common Stock.


Item 5. Interest in Securities of the Issuer.

         (a) Based upon information set forth in the Company's Report on Form 8-K, dated as of July 29, 2004 and filed on August 12, 2004, there were 36,079,564 shares of Common Stock outstanding as of June 30, 2004. As of October 26, 2004, the Reporting Persons beneficially owned an aggregate of 2,001,700 shares of Common Stock, or 5.5% of the outstanding shares of Common Stock.

         (b) The Reporting Persons have the sole power to vote or to direct to vote and the sole power to dispose or to direct the disposition of all 2,001,700 shares of Common Stock beneficially owned by them. As a result of his indirect ownership interest in DSC, Mr. Bluhm may be deemed to control DSC and therefore may be deemed to hold dispositive power over such shares of Common Stock. Therefore, for the purposes of Rule 13d-3 under the Exchange Act, Mr. Bluhm may be deemed to be the beneficial owner of, but hereby disclaims such beneficial ownership of, such shares of Common Stock.

         (c) Except as described in Item 3 of this Statement, during the past sixty days, there were no purchases of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof. During such sixty day period, there were no sales of the shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, by the Reporting Persons or any person or entity controlled by the Reporting Persons or any person or entity for which the Reporting Persons possess voting control over the securities thereof.

         (d) Except as described in Item 3 of this Statement, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Except as described in Items 3 and 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


Item 7. Material to be Filed as Exhibits.

        Exhibit 99.1 Joint Filing Agreement, dated October 27, 2004, among the Reporting Persons

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                             DSC ADVISORS, L.P.


                                             By: /s/ Prashant Gupta
                                                --------------------------
                                                Name:  Prashant Gupta
                                                Title: Chief Financial Officer


                                             ANDREW G. BLUHM

                                             /s/ Andrew G. Bluhm
                                             ----------------------------


Dated: October 27, 2004

                                                                    Schedule I


                    DIRECTORS AND EXECUTIVE OFFICERS OF DSC

         The names, present principal occupations and business addresses of the directors and executive officers' of DSC are set forth below. Except as set forth below, the control person's or executive officer's business address is that of DSC. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such person's position with DSC.

Gary Katz
Director and General Counsel
153 East 53rd Street, 26th Fl.
New York, New York 10022

Andrew G. Bluhm
Portfolio Manager

Prashant Gupta
Chief Financial Officer